UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2022

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on Annual and Extraordinary General Meetings

—

Rio de Janeiro, April 14, 2022 - Petróleo Brasileiro S.A. – Petrobras informs that the Annual General Meeting, held on 04/13/2022, exclusively under the digital format, analyzed and approved, by majority vote, the following:

ANNUAL GENERAL MEETING

I.       Assessing the Management’s accounts, examining, discussing and voting on the Management’s Report and the Company’s Financial Statements, with the report from the independent auditors and the Fiscal Council Report, for the fiscal year ended on December 31, 2021;

II.       Allocation of the Profit for the fiscal year of 2021;

III. Establish eleven (11) members for the Board of Directors

IV.       Election of eight (8) members of the Board of Directors of Petrobras, by cumulative vote process, as follows:

Mr. Márcio Andrade Weber

Mr. José João Abdalla Filho

Mr. José Mauro Ferreira Coelho

Mr. Luiz Henrique Caroli

Mr. Marcelo Gasparino da Silva

Mr. Murilo Marroquim de Souza

Mr. Ruy Flaks Schneider

Ms. Sonia Julia Sulzbeck Villalobos

Elected by Minority Shareholders Holding Common Shares (separate election)

Mr. Francisco Petros Oliveira Lima Papathanasiadis

Elected by Shareholders Holding Preferred Shares (separate election)

Mr. Marcelo Mesquita de Siqueira Filho

Elected by Petrobras Employees

Ms. Rosangela Buzanelli Torres

V. Election of Mr. Márcio Andrade Weber as Chairman of the Board of Directors

VI. Establish five (5) members for the Fiscal Council

VII. Election of five (5) members of the Fiscal Council and their substitutes as follows:

Elected by the Controlling Shareholder

Mrs. Agnes Maria de Aragão da Costa (holder) and Mrs. Marisete Fátima Dadald Pereira (substitute);

Mr. Sérgio Henrique Lopes de Sousa (holder) and Mr. Alan Sampaio Santos (substitute);

Mrs. Janete Duarte Mol (holder) and Mr. Otavio Ladeira de Medeiros (substitute).

Elected by Minority Shareholders Holding of Common Shares

Mrs. Michele da Silva Gonsales Torres (holder) and Mr. Robert Juenemann (substitute).

Elected by the Shareholders Holding Preferred Shares

Mrs. Patricia Valente Stierli (holder) and Mr. Antonio Emílio Bastos de Aguiar Freire (substitute).

VIII. Establishment of the remuneration of the administrators, members of the Fiscal Council and members of the Advisory Committees to the Board of Directors under the terms of the Federal Government vote, following the guidance of the Secretariat for Coordination and Governance of State Companies - SEST, with a global remuneration limit for the period between April 2022 and March 2023: up to R$ 39.584.080,39 to be paid to the management; up to R$1.090.234,43 to be paid to the Fiscal Council members; up to R$ 2.834.609,51to be paid to the Statutory Audit Committee; up to R$ 3.488.750,17 to be paid to the Conglomerate's Statutory Audit Committee; and up to R$ 1.962.421,97 to be paid to the other Statutory Advisory Committees of the Board of Directors.

Petrobras also informs that, at the EXTRAORDINARY GENERAL MEETING initiated on April 13, 2022 and concluded today, also under an exclusively digital form, by majority vote, the deliberation of the proposal to reform the Bylaws to amend articles 21, 22, 23, 29, 30, 33, 35 and 40 of the Bylaws and the consequent consolidation of these Bylaws was removed from the agenda.

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valladares 28 – 19º andar – 20031-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 14, 2022

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer